Exhibit 99.1

Canada Goose announces Voting Results from its Annual and General Special

Meeting of Shareholders and an Amendment to its Omnibus Incentive Plan

Toronto, ON (August 15, 2022) – Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) held its annual general and special meeting of shareholders (the “Meeting”) virtually on August 12, 2022 and announces today the voting results from the Meeting and an amendment to its omnibus incentive plan (as amended and restated, the “Omnibus Incentive Plan”).

Election of Directors

All the nominees for election as directors listed in the Company’s management information circular dated June 24, 2022 (the “Circular”) were elected by a majority of the votes cast by shareholders virtually present or represented by proxy at the meeting. The voting results for each nominee are as follows:

Nominee	Votes For	%	Votes Withheld	%
Dani Reiss	534,620,699	97.93%	11,283,049	2.07%
Ryan Cotton	536,171,583	98.22%	9,732,165	1.78%
Joshua Bekenstein	534,788,106	97.96%	11,117,642	2.04%
Stephen Gunn	544,945,587	99.82%	960,161	0.18%
Jean-Marc Huët	545,700,855	99.96%	204,893	0.04%
John Davison	545,699,228	99.96%	206,520	0.04%
Maureen Chiquet	545,422,479	99.91%	483,269	0.09%
Jodi Butts	539,955,372	98.91%	5,950,376	1.09%
Michael D. Armstrong	545,638,654	99.95%	267,094	0.05%
Belinda Wong	545,766,109	99.97%	139,639	0.03%

Appointment of Auditor

Furthermore, Deloitte LLP was reappointed as the Company’s auditor for the ensuing year. The voting results with respect to the reappointment of Deloitte LLP as the Company’s auditor are as follows:

Votes For	%	Votes Withheld	%
547,889,804	99.88%	660,786	0.12%

Amendment of the Company’s Omnibus Incentive Plan

The board of directors of the Company approved on June 24, 2022, the amendment and restatement of the Omnibus Incentive Plan to (i) replenish and increase the number of shares reserved for issuance under the Omnibus Incentive Plan by the addition of 5,266,699 subordinate voting shares of the Company (the “Subordinate Voting Shares”), representing 493,910 Subordinate Voting Shares on the account of the replenishment of the Omnibus Incentive Plan and 4,772,789 Subordinate Voting Shares on the account of the increase of the share reserve thereunder, such that the fixed maximum number of Subordinate Voting Shares reserved for issuance under the Omnibus Incentive Plan as at the effective date of the amendment to the Omnibus Incentive Plan would be equal to 9,373,129 Subordinate Voting Shares (representing approximately 8.9% of the shares outstanding as of the date of the Circular), plus any Subordinate Voting Shares underlying options governed by the Company’s December 2013 stock option plan which expired or are forfeited after March 13, 2017, being 643,412 Subordinate Voting Shares as of June 24, 2022 (the “Share Reserve”), and (ii) to limit the number of Subordinate Voting Shares reserved for issuance pursuant to the settlement of restricted share units granted under the Omnibus Incentive Plan to a number equal to 50% of the Share Reserve from time to time (collectively, the “Amendment”), subject to receipt of the approval of the Toronto Stock Exchange and shareholder approval. At the Meeting, shareholders were asked to consider, and if thought fit, to approve an ordinary resolution approving the Amendment. Shareholders of the Company present in person or represented by proxy at the Meeting voted as follows:

Votes For	%	Votes Against	%
530,539,146	97.18%	15,382,103	2.82%

About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

For more information, please contact:

Investors:

IR@canadagoose.com

Media: media@canadagoose.com